COMMERCIAL NET LEASE REALTY, INC. AND SUBSIDIARIES
EXHIBIT 12.1
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown.

	2005	2004	2003	2002	2001
Net Earnings, before Extraordinary Item	$74,615,024	$64,933,739	$53,472,592	$48,058,349	$28,963,548

Fixed Charges:
Interest on Indebtedness	37,034,923	33,453,678	28,356,201	27,239,152	25,522,640
Amortization of Discount Relating to Indebtedness	104,463	122,859	146,195	127,375	107,201
Amortization of Treasury Lock Gain	(325,945)	(456,669)	(596,741)	(554,527)	(515,299)
Amortization of Deferred Charges	1,507,466	1,260,198	1,334,224	963,438	817,170
	38,320,906	34,380,066	29,239,879	27,775,438	25,931,712

Net Earnings Before Fixed Charges	$112,935,930	$99,313,805	$82,712,471	$75,833,787	$54,895,260

Divided by Fixed Charges
Fixed Charges	$38,320,906	$34,380,066	$29,239,879	$27,775,438	$25,931,712
Capitalized and Deferred Interest	2,563,035	270,879	102,544	(599,902)	451,624
	$40,883,941	$34,650,945	$29,342,423	$27,175,536	$26,383,336

Ratio of Net Earnings to Fixed Charges	2.76	2.87	2.82	2.79	2.08

Preferred Stock Dividends
Series A Preferred Stock	$4,008,575	$4,008,378	$4,007,532	$4,009,554	$—
Series B Convertible Preferred Stock	1,675,000	1,675,000	502,500	—	—
Total Preferred Stock Dividends	$5,683,575	$5,683,378	$4,510,032	$4,009,554	$—

Combined Fixed Charges and Preferred Stock Dividends	$46,567,517	$40,334,323	$33,852,455	$31,185,090	$26,383,336

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.43	2.46	2.44	2.43	2.08